international defense electronics company. Moshe served as an officer in an elite Israeli combat unit.





Offering Summary

K-Lawyers, Inc.

Common Stock



Summary of Terms of Investment

K-Lawyers, Inc.

350 Lincoln Road, Suite 3061, Miami Beach, FL 33139

The following summary ("Summary") outlines the terms of a proposed investment in K-Lawyers, Inc., a Delaware Corporation (the "Company"), by certain investors (the "Investors").

Target Investment: This offering is for up to $100,000 in total investment.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $10,000.   After the close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Investment amount.

Target Closing Date: The target closing date for this offering is August 31, 2017, unless extended in the Company's sole discretion.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is Common Stock (the "Shares").

Stock Price: $1.00 per Share.

Number of Shares: Up to 100,000 Shares are being offered as part of this offering (out of a total of 10,000,000 authorized shares of Common Stock).

Capitalization Summary: Immediately preceding this offering, the Company had, on a fully diluted basis, 6,215,400 Common Stock issued or committed (including Convertible Notes representing 305,774 shares and unexercised warrants and options representing 881,855 shares) out of a total of 12,500,000 authorized shares (10,000,000 Common Stock and 2,500,000 Preferred A Stock).

Minimum Investment: $500 per Investor



Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; and Any expense labeled "Travel and Entertainment". However, the Company shall not use the Proceeds to pay any expense that is for the purposes of inter-company debt or back payments.

Offering Details



Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.



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